FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”), dated October 16, 2008, announcing the change in employment of the Star Beta, one of the Company’s Capesize vessels.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-153304) which was filed with the U.S. Securities and Exchange Commission on September 2, 2008, as amended.

EXHIBIT 1

STAR BULK ANNOUNCES UPDATED  EMPLOYMENT STATUS

OF STAR BETA

Athens, Greece, October 16, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK) (“Star Bulk”) today announced a change in the employment status of a Capesize vessel in its fleet, the Star Beta, and a dispute relating to that change.

The Star Beta, a 1993-built Capesize vessel of 174,691 dwt., was time chartered by Star Bulk to Industrial Carriers Inc. of Ukraine (“ICI”).  Under the related time charter agreement, ICI was obligated to pay Star Bulk a gross daily charter hire rate of $106,500 until February 2010. In turn, ICI sub-chartered the vessel for one year to Oldendorff Gmbh & Co. KG of Germany (“Oldendorff”) at a gross daily charter hire rate of $130,000 until February 2009.

ICI has assigned its rights and obligations under the sub-charter to Star Bulk in exchange for it being released from the remaining term of the ICI charter.

Oldendorff has notified Star Bulk that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI.  Star Bulk believes that the assignment is valid and that its position will prevail in this dispute.

According to press reports, a branch office of ICI has today filed an insolvency proceeding in the Greek courts.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers. The total fleet consists of four Capesize and eight Supramax dry bulk vessels with an average age of approximately 9 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4, Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Contacts:
Company:
George Syllantavos

CFO
Star Bulk Carriers Corp.
7 Fragoklisias Street
Maroussi 15125
Athens, Greece
E-mail: ir@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated October 17, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President